SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Extensity, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

302255104
(CUSIP Number)

Sharam I. Sasson
2200 Powell Street, Suite 300
Emeryville, California 94608
(510) 594-5703

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 26, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [x].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 302255104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Sharam I. Sasson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 20,000[1]

	8	SHARED VOTING POWER 1,732,000[1]

	9	SOLE DISPOSITIVE POWER 20,000[1]

	10	SHARED DISPOSITIVE POWER 1,732,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,000[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.5% (Based on 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002 and excluding the immediately exercisable options to purchase an aggregate of 125,000 shares of Extensity common stock held by Mr. Sasson.)

14	TYPE OF REPORTING PERSON* IN

1 Mr. Sasson beneficially owns 1,752,000 issued and outstanding shares of Extensity common stock. This amount includes: (i) 1,607,000 shares held directly by the Sasson Family Trust U/D/T 12/28/94 (the “Sasson Family Trust”); (ii) 10,000 shares held directly by the DAS Trust UTA 9/24/98 (the “DAS Trust”); (iii) 10,000 shares held directly by the EIS Trust UTA 9/24/98 (the “EIS Trust”); and (iv) immediately exercisable options to purchase an aggregate of 125,000 shares of Extensity common stock. Excluding the foregoing options held by Mr. Sasson, and based on the 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002, this amount represents 6.5% of the outstanding Extensity common stock. 1,557,000 of the 1,607,000 shares of Extensity common stock held directly by the Sasson Family Trust, representing 6.2% of the outstanding Extensity common stock as of August 26, 2002, are subject to a Voting and Proxy Agreement as described in Items 3,4 and 5.

CUSIP No. 302255104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Sasson Family Trust U/D/T 12/28/94 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 50,000[2]

	8	SHARED VOTING POWER 1,557,000[2]

	9	SOLE DISPOSITIVE POWER 50,000[2]

	10	SHARED DISPOSITIVE POWER 1,557,000[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,607,000[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.4% (Based on 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002.)

14	TYPE OF REPORTING PERSON* IN

2 The Sasson Family Trust U/D/T 12/28/94 (the “Sasson Family Trust”) beneficially owns 1,607,000 issued and outstanding shares of Extensity common stock, which amount consists entirely of the 1,607,000 shares held directly by the Sasson Family Trust. Based on the 25,195,813 shares of Extensity common stock outstanding as of August 26, 2002, this amount represents 6.4% of the outstanding Extensity common stock. 1,557,000 of the 1,607,000 shares of Extensity common stock held directly by the Sasson Family Trust, representing 6.2% of the outstanding Extensity common stock as of August 26, 2002, are subject to a Voting and Proxy Agreement as described in Items 3,4 and 5.

CUSIP No. 302255104	Page 4 of 9

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (“Extensity Common Stock”), of Extensity, Inc., a Delaware corporation (“Extensity”). The principal executive offices of Extensity are located at 2200 Powell Street, Suite 300, Emeryville, California 94608.

ITEM 2.  IDENTITY AND BACKGROUND

(a) The name of the persons filing this statement are:

Sharam I. Sasson
The Sasson Family Trust U/D/T 12/28/94 (the “Sasson Family Trust”)

(b) The business address of Mr. Sasson and the Sasson Family Trust is 2200 Powell Street, Suite 300, Emeryville, California 94608.

(c) Mr. Sasson is Chairman of the Board of Directors of Extensity.

(d) During the past five years, Mr. Sasson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Mr. Sasson nor the Sasson Family Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sasson is a citizen of the United States and the Sasson Family Trust is a trust established under the laws of California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Extensity have entered into Voting and Proxy Agreements with Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act (“Geac”), and Cage Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Geac (“Merger Sub”), as described in Item 4 and Item 5 of this Schedule 13D. Neither Geac nor Merger Sub paid additional consideration to any such stockholder in connection with the execution and delivery of the Voting and Proxy Agreements.

Mr. Sasson’s and the Sasson Family Trust’s ownership of Extensity Common Stock were previously reported on a Schedule 13G filed with the Commission on February 9, 2001. Mr. Sasson and the Sasson Family Trust are filing this Schedule 13D because the Sasson Family Trust recently entered into a Voting and Proxy Agreement designed to facilitate the consummation of the Merger described below.

1,557,000 of the 1,752,000 shares of Extensity Common Stock beneficially owned by Mr. Sasson are subject to a Voting and Proxy Agreement, as described in Items 4 and 5. The amount subject to the aforementioned Voting and Proxy Agreement consists entirely of 1,557,000 shares of Extensity Common Stock owned directly by the Sasson Family Trust, of which Mr. Sasson is a trustee. Based on the 25,195,813 shares of Extensity Common Stock outstanding as of August 26, 2002, the number of shares of Extensity Common Stock held directly by the Sasson Family Trust and subject to the aforementioned Voting and Proxy Agreement represents approximately 6.2% of the outstanding Extensity Common Stock. The remaining shares of Extensity Common Stock beneficially owned by Mr. Sasson consist of immediately exercisable options to purchase an aggregate of 125,000 shares of Extensity Common Stock held by Mr. Sasson, 50,000 shares of Extensity Common Stock held directly by the Sasson Family Trust, 10,000 shares held by the DAS Trust UTA 9/24/98 (the “DAS Trust”) and 10,000 shares held by the EIS Trust UTA 9/24/98 (the “EIS Trust”). Mr. Sasson is the trustee of both the EIS Trust and the DAS Trust. Neither the shares subject to options held by Mr. Sasson, 50,000 of the 1,607,000 shares of Extensity Common Stock held directly by the Sasson Family Trust nor the shares held directly by the DAS Trust and the EIS Trust are subject to the aforementioned Voting and Proxy Agreement.

CUSIP No. 302255104	Page 5 of 9

ITEM 4.  PURPOSE OF TRANSACTION

(a) - (b) Pursuant to an Agreement and Plan of Merger dated as of August 26, 2002 (the “Merger Agreement”), by and among Geac, Merger Sub and Extensity, and subject to the conditions set forth therein (including, but not limited to, the adoption by the stockholders of Extensity of the Merger Agreement), Merger Sub will be merged with and into Extensity (the “Merger”), Extensity will become a wholly-owned subsidiary of Geac and each outstanding share of Extensity Common Stock will be converted into the right to receive, at the election of the holder of such share, either (a) $1.75, or (b) approximately .627 of a share of Geac common stock, subject to certain adjustments based on Extensity’s working capital at the time of the closing of the Merger

Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement, the Sasson Family Trust entered into a Voting and Proxy Agreement with Geac and Merger Sub. References to, and descriptions of, the Merger, the Merger Agreement and the Voting and Proxy Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting and Proxy Agreement, included as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

(c) Not applicable.

(d) If the Merger is consummated, Extensity will become a wholly-owned subsidiary of Geac, and Geac will subsequently determine the size and membership of the board of directors of Extensity and the officers of Extensity.

(e) The Merger Agreement prohibits Extensity from issuing securities, disposing of securities or changing its capitalization or potential capitalization. Upon consummation of the Merger, the number of outstanding shares of Extensity Common Stock will be adjusted as contemplated by the Merger Agreement.

(f) Upon consummation of the Merger, Extensity will become a wholly-owned subsidiary of Geac.

(g) The Merger Agreement contains provisions that limit the ability of Extensity to engage in a transaction that would entail a change of control of Extensity during the pendency of the Merger Agreement. Upon consummation of the Merger, the certificate of incorporation of Extensity will be in a form satisfactory to Geac.

(h) Upon consummation of the Merger, the Extensity Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Extensity Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, neither Mr. Sasson nor the Sasson Family Trust currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although Mr. Sasson and the Sasson Family Trust each reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As a result of the Voting and Proxy Agreement relating to 1,557,000 of the 1,607,000 shares of Extensity Common Stock held directly by the Sasson Family Trust and the shares beneficially owned by Mr. Sasson attributable to 1,557,000 of the 1,607,000 shares held directly by the Sasson Family Trust, Geac has shared power to vote (i) 1,557,000 of the 1,607,000 shares of Extensity Common Stock held directly by the Sasson Family Trust, and (ii) 1,557,000 of the 1,607,000 shares beneficially owned by Mr. Sasson attributable to the shares held directly by the Sasson Family Trust, for the limited purpose of voting: (a) for the adoption and approval of the Merger Agreement and the Merger, and (b) against any other extraordinary transaction such as another merger or a consolidation, business combination, reorganization,

CUSIP No. 302255104	Page 6 of 9

recapitalization, liquidation, sale or transfer of all or substantially all of the assets or more than 50% of the voting securities of Extensity or any Extensity subsidiary or any other change of control involving Extensity or any Extensity subsidiary. Mr. Sasson and the Sasson Family Trust have retained the right to vote their shares of Extensity Common Stock on all matters other than those identified in the Voting and Proxy Agreement. The Voting and Proxy Agreement also prohibits Mr. Sasson and the Sasson Family Trust from selling or otherwise disposing of shares of those shares of Extensity Common Stock subject to the aforementioned Voting and Proxy Agreement for certain time periods, except in certain instances. The Voting and Proxy Agreement terminates upon the first to occur of the closing of the Merger or the valid termination of the Merger Agreement.

The 1,557,000 shares of Extensity Common Stock covered by the Voting and Proxy Agreement executed by the Sasson Family Trust constitute approximately 6.2% of the issued and outstanding shares of Extensity Common Stock as of August 26, 2002 (as represented by Extensity in the Merger Agreement). Any additional shares of Extensity Common Stock acquired by Mr. Sasson or the Sasson Family Trust after the date of this Schedule 13D and on or before the record date for persons entitled to notice of, and to vote at, a meeting of Extensity’s stockholders at which the Merger Agreement and the Merger will be voted upon (whether such shares are acquired upon the exercise of stock options or otherwise), must also be voted in accordance with the terms of the Voting and Proxy Agreement.

The description contained in this Item 5 of the transactions contemplated by the Voting and Proxy Agreement is qualified in its entirety by reference to the full text of the Voting and Proxy Agreement, a copy of which is attached to this Schedule 13D as Exhibit 2.2.

Schedule I to this Schedule 13D sets forth the names, addresses, employers and citizenship of the executive officers and directors of Geac.

To the knowledge of Mr. Sasson and the Sasson Family Trust, no shares of Extensity Common Stock are beneficially owned by Geac or any person listed on Schedule I to this Schedule 13D.

During the past five years, to the knowledge of Mr. Sasson and the Sasson Family Trust, neither Geac nor any person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of Mr. Sasson and the Sasson Family Trust, neither Geac nor any person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Neither Mr. Sasson nor the Sasson Family Trust, and to the knowledge of Mr. Sasson and the Sasson Family Trust, no person named in Schedule I to this Schedule 13D, has affected any transaction in Geac Common Stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, neither Mr. Sasson nor the Sasson Family Trust is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Extensity, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 302255104	Page 7 of 9

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

2.1	Agreement and Plan of Merger dated as of August 26, 2002 by and among Geac Computer Corporation Limited, Cage Acquisition Corp. and Extensity, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).

2.2	Form of Voting and Proxy Agreement, dated as of August 26, 2002, a substantially similar form of which was executed by the Sasson Family Trust U/D/T 12/28/94 in favor of Geac Computer Corporation Limited and Cage Acquisition Corp. (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).

CUSIP No. 302255104	Page 8 of 9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: September 4, 2002

/s/ Sharam Sasson Sharam Sasson

CUSIP No. 302255104	Page 9 of 9

JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: September 4, 2002

SHARAM SASSON

/s/ Sharam Sasson Sharam Sasson

SASSON FAMILY TRUST U/D/T 12/28/94

/s/ Sharam Sasson Sharam Sasson, Trustee

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF GEAC COMPUTER CORPORATION LIMITED

Name	Principal Occupation	Business Address	Citizenship

Charles S. Jones	Chairman of the Board of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.S.A.

Paul D. Birch	Director, President and Chief Executive Officer of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.K.

Thomas I. A. Allen, Q.C	Senior Partner, Ogilvy Renault	Ogilvy Renault, Royal Trust Tower, TD Centre Ste. 2100 Toronto, Ontario M5K 1H1	Canada

David Friend	Chairman of Sonexis, Inc.	Sonexis, Inc. 70 Franklin Street Boston, Massachusetts 02110	U.S.A.

C. Kent Jespersen	Chairman of La Jolla Resources International Ltd.	La Jolla Resources International Ltd. 333-7 Avenue S.W., Suite 1201 Calgary, Alberta T2P 2Z1	Canada

Pierre MacDonald	Chairman and Chief Executive Officer of MacD Consult Inc.	MacD Consult Inc. 11 O’Reilly, Apt. 1508 Verdun, Quebec H3E 1T6	Canada

Michael D. Marvin	Chairman Emeritus of MapInfo Corporation	MapInfo Corporation Four Global View Troy, New York 12180-8399	U.S.A.

William G. Nelson	Chairman of Harris Business Group, Inc.	Harris Business Group 2217 Hidden Creek Court Lisle, Illinois 60532	U.S.A.

Robert L. Sillcox	Chairman of Quant Investment Strategies Inc.	Quant Investment Strategies Inc. 47 Colborne Street, Suite 203 Toronto, Ontario M5E 1P8	Canada

Arthur Gitajn	Chief Financial Officer of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.S.A.

Hema Anganu	Treasurer of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	Canada

Craig C. Thorburn	Partner, Blake, Cassels & Graydon LLP	Blake, Cassels & Graydon LLP 199 Bay Street, Suite 2800 Toronto, Ontario M5L 1A9	Canada

James Travers	Senior Vice President of Geac, President of the Americas	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.S.A.

John L. Sherry III	Senior Vice President, Marketing & Strategic Alliances of Geac	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	U.S.A.

Graeme Riley	Managing Director, Geac Enterprise Solutions, Asia Pacific	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	New Zealand

Bertrand Sciard	Managing Director, Geac Enterprise Solutions, Europe	Geac Computer Corporation Limited 11 Allstate Parkway, Suite 300 Markham, Ontario L3R 9T8	France

EXHIBITS

EXHIBIT NO.	DESCRIPTION

2.1	Agreement and Plan of Merger dated as of August 26, 2002 by and among Geac Computer Corporation Limited, Cage Acquisition Corp. and Extensity, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).

2.2	Form of Voting and Proxy Agreement, dated as of August 26, 2002, a substantially similar form of which was executed by the Sasson Family Trust U/D/T 12/28/94 in favor of Geac Computer Corporation Limited and Cage Acquisition Corp. (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Extensity, Inc. on August 29, 2002).